VELOCITYHEALTH SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2023

ASSETS

Cash	$	105,077
Accounts receivable		15,000
Due from related party		10
Right-of-Use Asset		80,607
Property and equipment, net of accumulated depreciation of $9,877		-
Total Assets	$	200,694

LIABILITIES AND STOCKHOLDER EQUITY

LIABILITIES

Accounts payable	$	1,200
Lease liability		80,607
Due to stockholder		4,155
Total liabilities		85,962

Commitments and contingencies (Note G)

STOCKHOLDER EQUITY

Common stock, $.01 par value; 10,000,000 shares authorized; 1,000 shares issued and outstanding		10
Additional paid-in capital		105,433
Retained earnings		9,289
Total Stockholder Equity		114,732
Total Liabilities and Stockholder Equity	$	200,694